May 5, 2023

Division of Corporation Finance

Office of Mergers & Acquisitions

Attention: Daniel Duchovny 202-551-3619

Re: FOXO Technologies Inc.

Schedule TO-I (PIK Notes) (the “Schedule TO”)

Submitted April 27, 2023

File No. 005-91932

Dear Mr. Duchovny:

FOXO Technologies Inc. (the “Company”) confirms receipt of the letter dated May 3, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comment as set forth below.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Schedule TO (“Amendment No. 1”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1. The Staff’s comment is set forth below in bold, followed by the Company’s response:

Schedule TO-I (PIK Notes)

Offer to Amend -- The Offer -- Financial Information Regarding the Company, page 18

1.	It appears, based on the response to Item 10 of the Schedule TO, that Foxo financial information disclosure has been incorporated by reference to satisfy that item requirement. Revise to include the complete summarized financial information required by Item 1010(c) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, the Company has revised the Offer Letter to provide the summary financial information required by Item 1010(c) of Regulation M-A on page 18 thereof.

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We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Blake Baron at (917) 546-7709.

Sincerely,

/s/ Tyler Danielson
Tyler Danielson,
Interim Chief Executive Officer